SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Road 1

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       ✓            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: August 18, 2005	By	/S/ S.J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	Earnings Release for the Second Quarter of 2005

Exhibit 1.1

Contact:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com.tw	In the U.S. David Pasquale The Ruth Group +646-536-7006 dpasquale@theruthgroup.com

ChipMOS REPORTS SECOND QUARTER 2005 RESULTS

Hsinchu, Taiwan, August 19, 2005 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or “the Company”) (Nasdaq: IMOS) today reported unaudited consolidated financial results for the second quarter ended June 30, 2005.

Revenue for the second quarter of 2005 was NT$3,755 million or US$119 million, an increase of 12% from NT$3,340 million or US$106 million for the first quarter of 2005 and a decrease of 13% from NT$4,323 million or US$137 million for the same period in 2004. (All U.S. dollar figures in this release are based on an exchange rate of NT$31.62 against US$1.00 as of June 30, 2005.)

On a consolidated basis, the gross margin for the second quarter of 2005 was 25%, compared to 20% for the first quarter of 2005 and 27% for the same period in 2004.

Net income for the second quarter of 2005 was NT$75 million or US$2 million, and NT$1.11 or US$0.04 per common share, compared to net income of NT$174 million or US$6 million, and NT$2.58 or US$0.08 per common share, for the first quarter of 2005 and net income of NT$642 million or US$20 million, and NT$10.72 or US$0.34 per common share, for the same period in 2004. The decline in net income for the second quarter of 2005 from the same period in 2004 was primarily due to the increase in non-operating expenses and interest in bonuses paid by subsidiaries.

Non-operating expenses for the second quarter of 2005 were NT$256 million or US$8 million compared to NT$72 million or US$2 million in the first quarter of 2005 and NT$1 million or US$0.04 million for the same period in 2004. The increase in non-operating expenses for the second quarter of 2005 from the same period in 2004 was primarily due to NT$100 million or US$3 million impairment loss in respect of fixed assets of ChipMOS Logic TECHNOLOGIES INC. (“ChipMOS Logic”) and NT$148 million or US$5 million impairment loss on goodwill in respect of a long-term investment of ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”). These impairment losses were recognized in accordance with the Statement of Financial Accounting Standards of Republic of China No. 35 “Accounting for Asset Impairment”, which became effective on January 1, 2005.

ChipMOS’ interest in bonuses paid by subsidiaries increased to NT$127 million or US$4 million for the second quarter of 2005 compared to nil in the first quarter of 2005 and the same period in 2004, which primarily reflected the bonuses paid by ChipMOS Taiwan and ThaiLin Semiconductor Corp. (“ThaiLin”) to their respective employees, directors and supervisors.

Due to the impact that an impairment loss of fixed assets, an impairment loss on goodwill and interest in bonuses paid by subsidiaries for respective employees, directors and supervisors have had on ChipMOS’ earnings per share - basic (“EPS - Basic”) in the second quarter of 2005, the following table sets forth a basic earnings per common share (“Basic EPS”) measure excluding these impacts and a reconciliation to the EPS-Basic. ChipMOS’ definition of Basic EPS may differ from that used by other companies.

	3 months ended June 30
	2005 NTD / per share	2005 USD / per share
EPS – Basic	1.11	0.04
Impairment loss of fixed assets	1.48	0.04
Impairment loss on goodwill	2.19	0.07
Interest in bonuses paid by subsidiaries	1.88	0.06

Basic EPS excluding impairment loss of fixed assets, impairment loss on goodwill and interest in bonuses paid by subsidiaries	6.66	0.21

The unaudited consolidated financial results of ChipMOS for the second quarter ended June 30, 2005 included the financial results of ChipMOS Taiwan, ChipMOS Japan Inc., ChipMOS U.S.A., Inc., ChipMOS TECHNOLOGIES (H.K.) Limited, ChipMOS Logic, CHANTEK ELECTRONIC CO., LTD. (“Chantek”), Modern Mind Technology Limited and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD., and ThaiLin.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “During the second quarter of 2005 our financial performance was encouraging as we returned to more normal growth levels and saw seasonally strong demand across most of our end markets. In addition, we benefited from the increased outsourcing of assembly and testing services, especially for LCD driver ICs and flash memories, which helped improve our overall product mix, capacity utilization and margins. In line with this trend, we were pleased to announce that Novatek Microelectronics, a global leader in the LCD driver IC market, extended its long-term agreement with ChipMOS Taiwan through 2008.”

S.K. Chen, Chief Financial Officer of ChipMOS, said, “For the second quarter of 2005, our gross margin was 25% due to improvement in capacity utilization and initiatives to increase efficiencies company wide. During this quarter, ChipMOS Taiwan and Chantek agreed to merge. In addition, ThaiLin and ChipMOS Logic have recently agreed to merge. These mergers will allow the combined companies to lower costs, increase their competitive positions in their respective markets and help simplify our corporate structure. We also remained conservative in our capital expenditures, which totaled US$44 million for the second quarter of 2005. Finally, our balance of cash and short-term investments was US$175 million at the end of the second quarter, giving us the liquidity necessary for our business operations.”

Looking forward, Cheng, commented, “We are optimistic about our long-term prospects given expected growth in our target markets. Our niche focus on DDR and LCD drivers continues to differentiate us from our competitors. We continue to take a strategic approach to growth as we focus on maintaining above industry levels of profitability. We are well positioned as a leader in our target markets, with the long-term customer relationships that are key to our ongoing success. In the short-term, however, the transition from DDR to DDR II is expected to take longer than initially anticipated. Based on recent customer discussions and industry reports, we currently believe DDR II volumes will become more significant in 2006 instead of the fourth quarter of 2005 as we originally expected. As a result of the slower transition, we currently expect revenue for the full year 2005 will be approximately in the range of US$480 million to US$495 million, with gross margin on a consolidated basis approximately in the range of 22% to 24%. For the third quarter of 2005, we currently expect revenue will be approximately in the range of US$120 million to US$125 million, with gross margin on a consolidated basis approximately in the range of 22% to 24%.”

Investor Conference Call / Webcast Details

ChipMOS will review detailed second quarter 2005 results on Thursday, August 18, 2005 at 7:00 PM EDT (7:00 AM, August 19, Taiwan time). The conference call-in number is 201-689-8261. A live webcast of the conference call will be available at ChipMOS’ website at http://www.chipmos.com.tw. The playback will be available immediately after the conclusion of the conference call and will be accessible by dialing 1-201-612-7415. The account number to access the replay is 3055 and the confirmation ID number is 157831.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com.tw) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science

Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

– TABLES TO FOLLOW –

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

Figures in Millions of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP				US GAAP
	3 months ended June 30		6 months ended June 30		3 months ended June 30
	2005 USD	2004 USD	2005 USD	2004 USD	2005 USD
Net Revenue	118.8	136.7	224.4	234.4	118.8
Cost of Revenue	88.6	99.5	172.8	161.8	87.9

Gross Profits	30.2	37.2	51.6	72.6	30.9

Operating Expenses
R&D	1.8	2.1	3.9	4.4	1.8
M&S	0.9	1.3	1.6	1.8	0.9
G&A	5.8	6.0	10.7	9.6	14.4

Total Operating Expenses	8.5	9.4	16.2	15.8	17.1

Income from Operations	21.7	27.8	35.4	56.8	13.8

Other Expenses, Net	(8.1)	0.0	(10.4)	(0.3)	(9.1)

Income before Income Tax, Minority Interests and Interest in Bonuses Paid by Subsidiaries	13.6	27.8	25.0	56.5	4.7

Income Tax Expense	(1.0)	3.8	(1.7)	1.4	0.4

Income before Minority Interests and Interest in Bonuses Paid by Subsidiaries	12.6	31.6	23.3	57.9	5.1

Minority Interests	(6.2)	(12.2)	(11.4)	(21.4)	(2.6)

Pre-acquisition Earnings	0.0	0.9	0.0	0.9	0.0

Interest in Bonuses Paid by Subsidiaries	(4.0)	0.0	(4.0)	0.0	0.0

Net Income	2.4	20.3	7.9	37.4	2.5

Earnings Per Share -Basic	0.04	0.34	0.12	0.63	0.04

Shares Outstanding (‘K)-Basic	67,460	59,863	67,412	59,811	67,460

Note (1): All U.S. dollar figures in this release are based on an exchange rate of NT$31.62 against US$1.00 as of June 30, 2005.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

Figures in Millions of NT dollars

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP				US GAAP
	3 months ended June 30		6 months ended June 30		3 months ended June 30
	2005 NTD	2004 NTD	2005 NTD	2004 NTD	2005 NTD
Net Revenue	3,755.3	4,323.1	7,094.8	7,412.8	3,755.3
Cost of Revenue	2,800.5	3,145.0	5,463.0	5,114.6	2,779.6

Gross Profits	954.8	1,178.1	1,631.8	2,298.2	975.7

Operating Expenses
R&D	55.5	67.9	122.8	140.5	55.5
M&S	28.4	41.7	50.1	55.9	28.4
G&A	185.6	187.6	341.2	303.9	455.4

Total Operating Expenses	269.5	297.2	514.1	500.3	539.3

Income from Operations	685.3	880.9	1,117.7	1,797.9	436.4

Other Expenses, Net	(256.0)	(1.2)	(327.6)	(12.4)	(289.3)

Income before Income Tax, Minority Interests and Interest in Bonuses Paid by Subsidiaries	429.3	879.7	790.1	1,785.5	147.1

Income Tax Expense	(30.9)	121.4	(55.3)	43.8	12.4

Income before Minority Interests and Interest in Bonuses Paid by Subsidiaries	398.4	1,001.1	734.8	1,829.3	159.5

Minority Interests	(196.1)	(387.0)	(359.0)	(675.8)	(82.0)

Pre-acquisition Earnings	0.0	27.7	0.0	27.7	0.0

Interest in Bonuses Paid by Subsidiaries	(127.1)	0.0	(127.1)	0.0	0.0

Net Income	75.2	641.8	248.7	1,181.2	77.5

Earnings Per Share -Basic	1.11	10.72	3.69	19.75	1.15

Shares Outstanding (‘K)-Basic	67,460	59,863	67,412	59,811	67,460

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET (UNAUDITED)

As of June 30, 2005

Figures in Millions of U.S. dollars (USD) (1)

	ROC GAAP		US GAAP
	Jun-05 USD	Dec-04 USD	Jun-05 USD	Dec-04 USD
ASSETS
Cash & Cash Equivalents	112.6	153.4	112.6	153.4
Short Term Investments	62.2	89.6	62.3	89.8
Accounts and Notes Receivable	114.9	107.5	114.9	107.5
Inventories	18.9	20.9	18.9	20.9
Other Current Assets	22.5	30.5	22.5	30.5

Total Current Assets	331.1	401.9	331.2	402.1

Long-term Investments	15.2	20.3	15.3	20.1

Property, Plant & Equipment-Net	554.0	551.1	552.6	550.7
Intangible Assets	9.8	10.1	9.8	10.1
Other Assets	15.1	14.2	14.7	13.9

Total Assets	925.2	997.6	923.6	996.9

LIABILITIES
Current Liabilities	139.4	187.1	139.4	187.1
Long Term Liabilities	209.3	240.6	209.3	240.6
Other Liabilities	17.5	24.3	16.0	24.4

Total Liabilities	366.2	452.0	364.7	452.1

Minority Interests	229.7	224.3	230.0	224.3

SHAREHOLDERS’ EQUITY
Capital Stock	0.7	0.7	0.7	0.7
Common Stock Option Warrants	3.4	3.6	3.4	3.6
Deferred Compensation	(1.0)	(1.6)	(1.0)	(1.6)
Capital Surplus	286.0	288.2	274.0	276.0
Legal Surplus	5.9	5.9	5.9	5.9
Retained Earnings	42.2	31.4	53.8	42.9
Treasury Stock-Subsidiaries	(1.7)	(0.8)	(1.7)	(0.8)
Cumulated Translation Adjustment	(6.2)	(6.1)	(6.2)	(6.2)
Unrealized loss on long-term investments	—	—	—	—

Total Equity	329.3	321.3	328.9	320.5

Total Liabilities & Shareholders’ Equity	925.2	997.6	923.6	996.9

Note (1): All U.S. dollar figures in this release are based on an exchange rate of NT$31.62 against US$1.00 as of June 30, 2005.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET (UNAUDITED)

As of June 30, 2005

Figures in Millions of NT dollars

	ROC GAAP		US GAAP
	Jun-05 NTD	Dec-04 NTD	Jun-05 NTD	Dec-04 NTD
ASSETS
Cash & Cash Equivalents	3,561.0	4,849.1	3,561.0	4,849.1
Short Term Investments	1,966.4	2,832.6	1,968.8	2,839.5
Accounts and Notes Receivable	3,633.4	3,399.4	3,633.4	3,399.4
Inventories	597.0	661.0	597.2	661.0
Other Current Assets	710.4	965.7	710.4	965.8

Total Current Assets	10,468.2	12,707.8	10,470.8	12,714.8

Long-term Investments	482.0	642.4	483.6	636.8

Property, Plant & Equipment-Net	17,517.9	17,426.6	17,474.3	17,411.7
Intangible Assets	310.4	319.0	310.4	319.0
Other Assets	476.7	449.3	465.9	439.4

Total Assets	29,255.2	31,545.1	29,205.0	31,521.7

LIABILITIES
Current Liabilities	4,408.0	5,915.5	4,408.0	5,915.4
Long Term Liabilities	6,618.6	7,608.1	6,618.5	7,608.1
Other Liabilities	552.3	768.5	505.5	772.7

Total Liabilities	11,578.9	14,292.1	11,532.0	14,296.2

Minority Interests	7,262.3	7,092.5	7,273.0	7,092.9

SHAREHOLDERS’ EQUITY
Capital Stock	22.2	22.1	22.2	22.1
Common Stock Option Warrants	108.5	115.4	108.5	115.4
Deferred Compensation	(32.0)	(51.7)	(32.0)	(51.7)
Capital Surplus	9,044.6	9,113.3	8,663.6	8,726.6
Legal Surplus	187.4	187.4	187.4	187.4
Retained Earnings	1,333.1	993.5	1,698.5	1,355.5
Treasury Stock-Subsidiaries	(52.7)	(25.5)	(52.7)	(25.5)
Cumulated Translation Adjustment	(195.8)	(193.4)	(195.8)	(196.6)
Unrealized loss on long-term investments	(1.3)	(0.6)	0.3	(0.6)

Total Equity	10,414.0	10,160.5	10,400.0	10,132.6

Total Liabilities & Shareholders’ Equity	29,255.2	31,545.1	29,205.0	31,521.7